SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of AUGUST, 2003

Findexa II AS

(Translation of registrant’s name into English)

Olaf Helsets vei 5
0694 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

(in NOK thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2002	2003	2002	2003

Operating revenue	2	490,613	522,475	1,002,509	1,063,781
Gain on disposal of fixed assets and operations		215	26	215	51
Total revenue		490,828	522,501	1,002,724	1,063,832
Cost of materials and printing	3	62,192	51,308	114,384	95,917
Salaries and personnel costs	4	173,773	154,067	307,576	288,544
Other operating expenses	5	201,575	139,728	452,490	274,497
Depreciation and amortization		160,792	125,470	317,569	269,652
Total operating expenses		598,332	470,573	1,192,019	928,610
Operating profit (loss)		(107,504)	51,928	(189,295)	135,222
Income from associated companies		1,294	1,322	2,094	3,327
Financial income		62,611	35,764	114,954	51,146
Financial expenses		(155,917)	(208,068)	(310,735)	(466,330)
Net financial items	6	(93,306)	(172,304)	(195,781)	(415,184)
Income (loss) from continuing operations, before taxes		(199,516)	(119,054)	(382,982)	(276,635)
Taxes	7	45,290	17,427	87,098	40,598
Income (loss) from continuing operations, after taxes		(154,226)	(101,627)	(295,884)	(236,037)
Minority interest		830	—	1,842	—
Net income (loss)		(153,396)	(101,627)	(294,042)	(236,037)

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in NOK thousands)

	Notes	December 31, 2002	June 30, 2003
ASSETS
Intangible assets		5,157,542	4,894,959
Tangible assets		51,081	49,535
Financial assets		44,403	47,803
Total fixed assets		5,253,026	4,992,297
Inventories and work in progress		35,387	34,192
Current receivables	8	437,390	660,507
Cash and cash equivalents		448,858	420,833
Total current assets		921,635	1,115,532
Total assets		6,174,661	6,107,829

EQUITY AND LIABILITIES
Equity
Shareholder’s equity		31,621	(215,836)
Total equity		31,621	(215,836)
Liabilities
Provisions		522,149	479,596
Long-term interest-bearing liabilities	9	4,778,085	4,858,597
Total long-term liabilities		5,300,234	5,338,193
Short-term interest-bearing liabilities	9	168,293	224,887
Short-term non-interest-bearing liabilities	10	674,513	760,585
Total short-term liabilities		842,806	985,472
Total equity and liabilities		6,174,661	6,107,829

The accompanying unaudited notes are an integral part of the financial statements.

FINDEXA II AS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in NOK thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Cash flows from operating activities
Income (loss) from continuing operations	(199,516)	(119,054)	(382,982)	(276,635)
Taxes paid	(7,399)	—	(7,399)	—
Gain from sale of fixed assets and operations	(215)	(26)	(215)	(51)
Income from associated companies	(1,294)	(1,322)	(2,094)	(3,327)
Depreciation, amortization and impairments of fixed assets and goodwill	160,792	125,470	317,569	269,652
Bad debt expense	12,702	9,384	23,462	27,306
Amortization of debt issuance costs	4,130	3,253	8,040	7,284
Changes in accounts receivables and prepayment from customers	(107,479)	(4,690)	(91,687)	(4,126)
Changes in accounts payable, prepaid expenses and inventory	104,588	39,638	188,717	(79,633)
Changes in other accruals	(17,545)	24,846	3,743	197,094
Net cash flows from (used in) operating activities	(51,236)	77,499	57,154	137,564
Cash flows from investing activities
Proceeds from sale of tangible and intangible assets	3,858	—	7,719	—
Purchase of tangible and intangible assets	(4,530)	(4,807)	(9,347)	(13,398)
Net cash paid on acquisitions of subsidiaries and joint ventures	(81,412)	—	(81,412)	—
Net cash flows from investing activities	(82,084)	(4,807)	(83,040)	(13,398)
Cash flows from financings activities
Proceeds of loan from related party	2,224	—	16,370	—
Payment of interest-bearing liabilities	—	(107,210)	(25,000)	(157,210)
Net cash flows from (used in) financing activities	2,224	(107,210)	(8,630)	(157,210)
Effect on cash and cash equivalents of changes in foreign exchange rates	(1,620)	2,237	(2,210)	5,019
Net change in cash and cash equivalents	(132,716)	(32,281)	(36,726)	(28,025)
Cash and cash equivalents at beginning of period	432,482	453,114	336,492	448,858
Cash and cash equivalents at end of period	299,766	420,833	299,766	420,833

The accompanying unaudited notes are an integral part of these financial statements.

FINDEXA II AS

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in NOK thousands, except share amounts)

	Number of Shares (1)	Nominal Amount per Share	Share Capital	Additional Paid- in Capital	Retained Earnings	Cumulative Translation Adjustment	Total
	(in NOK thousands, except share amounts)

Balance, December 31, 2002	10,582,000	1	10,582	1,037,775	(1,050,478)	33,742	31,621
Net loss					(236,037)		(236,037)
Translation adjustments for the year						(11,420)	(11,420)
Balance, June 30, 2002	10,582,000	1	10,582	1,037,775	(1,286,515)	22,322	(215,836)

(1)  Only one class of shares. All shares have equal voting and dividend rights. There are no additional shares authorized for issuance.

The accompanying notes are an integral part of these financial statements.

FINDEXA II AS

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

General

The interim unaudited condensed consolidated balance sheets of Findexa II AS and its subsidiaries (Findexa or the Group) as of June 30, 2003 and the consolidated statements of profit and loss, cash flows and shareholder’s equity for each of the three months and the six months ended June 30, 2002 and 2003 are unaudited. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Findexa’s audited consolidated financial statements as of December 31, 2000, 2001 and 2002, and reflect all adjustments considered necessary, consisting only of normal recurring accruals necessary to a fair statement of Findexa’s consolidated financial position, results of operations and cash flows for such interim periods.

On November 16, 2001, an investment fund managed by Texas Pacific Group acquired 100% of the voting equity interests of Findexa  Holding AS (formerly known as Telenor Media Holding AS) and its subsidiaries from Telenor through a newly formed holding company, Findexa I AS, an indirect, wholly-owned subsidiary of Findexa II AS (the “Acquisition”).

The interim consolidated condensed financial statements are prepared in accordance with generally accepted accounting principles in Norway (Norwegian GAAP). For the purposes of these interim consolidated financial statements certain information and disclosures normally included in financial statements prepared in accordance with Norwegian GAAP have been condensed or omitted. These unaudited interim statements should be read together with the audited financial statements and notes thereto as of and for the year ended December 31, 2002.

The results of operations for these interim periods may not be indicative of the results for the entire year.

The preparation of financial statements in accordance with Norwegian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the reporting period. Actual results could differ from these estimates.

FINDEXA II AS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  GEOGRAPHICAL DISTRIBUTION OF OPERATING REVENUE AND ASSETS

Geographical distribution of operating revenue based on company location:

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(in NOK thousands)

Norway	368,696	396,947	845,417	907,973
Western Europe (1)	81,746	85,358	109,228	106,961
Central Europe (2)	7,083	7,859	11,281	11,687
Eastern Europe (3)	33,088	32,311	36,583	37,160
Total operating revenue	490,613	522,475	1,002,509	1,063,781

Assets by geographical location of the company:

	Fixed Assets		Total Assets
	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003
	(in NOK thousands)

Norway	5,132,900	4,663,942	5,811,645	5,474,755
Western Europe (1)	292,905	296,840	429,838	488,710
Central Europe (2)	50,581	48,085	100,987	87,317
Eastern Europe (3)	113,443	88,521	173,492	171,800
Intercompany eliminations	(336,803)	(105,091)	(341,301)	(114,753)
Total assets	5,253,026	4,992,297	6,174,661	6,107,829

(1) Comprises Finland, France and Spain.

(2) Comprises Poland, and the Czech Republic.

(3) Comprises Russia, Estonia, Latvia, Lithuania and Ukraine.

2.             BUSINESS SEGMENTS

Findexa operates in two business segments: Directories—Norway (Norway), the Group’s directory services in Norway, and International Operations (International), the Group’s directory services outside Norway.

The business segments Findexa reported below are consistent with reporting to the group management and Board of Directors. The primary measures for assessing performance and allocating resources are revenue and operating profit.

Operating results

	Three Months Ended June 30, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	368,696	121,917	490,613
Gain on disposal of fixed assets and operations	—	215	215
Total revenue	368,696	122,132	490,828
Cost of materials and printing	30,467	31,725	62,192
Salaries and personnel costs	114,028	59,745	173,773
Other operating expenses	140,731	60,844	201,575
Depreciation and amortization	137,861	22,931	160,792
Total operating expenses	423,087	175,245	598,332
Operating profit (loss)	(54,391)	(53,113)	(107,504)

Income from associated companies	1,294	—	1,294

	Six Months Ended June 30, 2002
	Norway	International	Total
	(in NOK thousands)

Operating revenue	845,417	157,092	1,002,509
Gain on disposal of fixed assets and operations	—	215	215
Total revenue	845,417	157,307	1,002,724
Cost of materials and printing	75,591	38,793	114,384
Salaries and personnel costs	209,842	97,734	307,576
Other operating expenses	353,507	98,983	452,490
Depreciation and amortization	272,111	45,458	317,569
Total operating expenses	911,051	280,968	1,192,019
Operating profit (loss)	(65,634)	(123,661)	(189,295)

Income from associated companies	2,094	—	2,094

	Three Months Ended June 30, 2003
	Norway	International	Total
	(in NOK thousands)

Operating revenue	396,947	125,528	522,475
Gain on disposal of fixed assets and operations	—	26	26
Total revenue	396,947	125,554	522,501
Cost of materials and printing	26,507	24,801	51,308
Salaries and personnel costs	88,655	65,412	154,067
Other operating expenses	90,622	49,106	139,728
Depreciation and amortization	110,771	14,699	125,470
Total operating expenses	316,555	154,018	470,573
Operating profit (loss)	80,392	(28,464)	51,928

Income from associated companies	1,322	—	1,322

	Six Months Ended June 30, 2003
	Norway	International	Total
	(in NOK thousands)

Operating revenue	907,973	155,808	1,063,781
Gain on disposal of fixed assets and operations	—	51	51
Total revenue	907,973	155,859	1,063,832
Cost of materials and printing	68,419	27,498	95,917
Salaries and personnel costs	196,540	92,004	288,544
Other operating expenses	194,591	79,906	274,497
Depreciation and amortization	240,356	29,296	269,652
Total operating expenses	699,906	228,704	928,610
Operating profit (loss)	208,067	(72,845)	135,222

Income from associated companies	3,327	—	3,327

	At December 31, 2002
	Norway	International	Intercompany	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,406,921	442,409	(622,737)	5,226,593
Current assets	660,750	285,110	(24,225)	921,635
Associated companies	25,933	—	—	25,933
Total assets	6,093,604	727,519	(646,962)	6,174,161
Long-term liabilities incl. provisions	5,250,961	672,010	(622,737)	5,300,234
Short-term liabilities	557,587	309,444	(24,225)	842,806
Total liabilities	5,808,548	981,454	(646,962)	6,143,040

Capital expenditures	16,827	11,314	—	28,141

	At June 30, 2003
	Norway	International	Intercompany	Total
	(in NOK thousands)

Fixed assets (excl. associated companies)	5,155,293	420,594	(612,850)	4,963,037
Current assets	848,701	320,793	(53,962)	1,115,532
Associated companies	29,260	—	—	29,260
Total assets	6,033,254	741,387	(666,812)	6,107,829
Long-term liabilities inc. provisions	5,294,271	656,772	(612,850)	5,338,193
Short-term liabilities	637,516	401,918	(53,962)	985,472
Total liabilities	5,931,787	1,058,690	(666,812)	6,323,665

Capital expenditures	7,440	7,600	—	15,040

3.  COST OF MATERIALS AND PRINTING

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(in NOK thousands)
Paper	24,672	24,952	48,643	45,489
Print and binding	30,897	19,345	56,215	38,448
Other costs of materials and printing	6,623	7,011	9,526	11,980
Total cost of materials and printing	62,192	51,308	114,384	95,917

4.  SALARIES AND PERSONNEL COSTS

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(in NOK thousands)
Salaries, pension costs and holiday pay	139,022	113,996	248,510	222,159
Social security tax	29,434	27,994	47,878	43,433
Other personnel costs	5,317	12,077	11,188	22,952
Total salaries and personnel costs	173,773	154,067	307,576	288,544

5.  OTHER OPERATING EXPENSES

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(in NOK thousands)
Cost of premises, vehicles, office equipment. etc.	29,929	22,667	52,840	46,867
Travel and travel allowances	8,215	6,721	16,317	14,389
Marketing and adverstising	20,463	25,268	39,368	44,512
Bad debt	12,702	9,384	23,462	27,306
Distribution	16,723	15,585	29,969	26,924
Consultancy fees and hired personnel	19,499	20,666	36,391	34,601
Invoicing and database services rendered from Telenor	9,648	7,808	16,010	15,736
Margin on work in progress (1)	45,181	—	163,643	—
Other	39,215	31,629	74,490	64,162
Total other operating expenses	201,575	139,728	452,490	274,497

(1)                      In connection with the Acquisition and the purchase price allocation, we increased our directories in progress balance to reflect the anticipated profit margin on costs already incurred with respect to the directories in progress as of the Acquisition date. As a result, upon distribution of the directories after the Acquisition date, we recognized a correspondingly greater expense.

6.  FINANCIAL INCOME AND EXPENSES

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(in NOK thousands)
Dividends	—	16,473	—	16,473
Interest income	11,098	7,376	17,758	17,650
Foreign currency gains	50,800	5,757	96,474	10,863
Other financial income	713	6,158	722	6,160
Total financial income	62,611	35,764	114,954	51,146
Interest expense	138,911	145,123	279,869	287,487
Foreign currency losses	15,573	66,189	27,937	177,108
Other financial expenses	1,433	(3,244)	2,929	1,735
Total financial expenses	155,917	208,068	310,735	466,330
Net financial items	(93,306)	(172,304)	(195,781)	(415,184)

Foreign currency losses are primarily attributable to the change in the exchange rate for the senior notes and the subordinated deferred interest notes that are denominated in Euro. The balance of each loan is converted into Norwegian kroner at each balance sheet date based on the exchange rate on that day with the difference recognized as a foreign currency gain or loss.

7.             TAXES

The Norwegian statutory tax rate is 28%. Findexa’s effective tax rate is, however, affected negatively by losses from associated companies and subsidiaries outside of Norway which may not be recognized as deferred tax assets and amortization of goodwill (non-deductible). Therefore, the estimated effective tax rate for the year 2003 has been used to calculate our tax charge for the three months ended June 30, 2003. Findexa’s estimated effective tax rate is influenced by forecasted losses (including amortization of goodwill) from our subsidiaries and joint ventures abroad for the remainder of 2003 and incremental non-deductible goodwill amortization resulting from the acquisition by TPG. The actual tax rate may differ from the estimated rate.

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(in NOK thousands)
Loss before taxes	199,516	119,054	382,982	276,635
Income tax benefit	45,290	17,427	87,098	40,598
Effective income tax rate	22.7%	14.7%	22.7%	14.7%

8.             CURRENT RECEIVABLES

Prepaid expenses are included in current receivables in the amount of NOK 136,499 thousand and NOK 173,668 thousand as of December 31, 2002 and June 30, 2003, respectively.

9. INTEREST-BEARING LIABILITIES

	At December 31, 2002	At June 30, 2003
	(in NOK thousands)

Short-term interest-bearing liabilities	168,293	224,887
Loan from joint venture partner	5,045	—
Term loan A	1,500,000	1,315,124
Term loan B	575,000	548,513
Senior notes	1,055,962	1,196,859
Subordinated deferred interest notes	230,361	280,027
Subordinated shareholder loan	1,411,469	1,517,917
Other	248	157
Long-term interest-bearing liabilities	4,778,085	4,858,597
Total interest-bearing liabilities	4,946,378	5,083,484

10.  SHORT-TERM NON-INTEREST-BEARING LIABILITIES

Deferred revenues are included in short-term non-interesting-bearing liabilities in the amount of NOK 169.7 million as of December 31, 2002 and NOK 279.9 million as of June 30, 2003.

11.  DERIVATIVES INSTRUMENTS AND HEDGING ACTIVITIES

Interest Rate Derivatives

The Group has debt outstanding which has a stated interest rate at NOK-NIBOR plus a margin, which exposes the Group to interest rate risk.  The Group utilizes an interest rate swap and an interest rate cap to protect the interest rate to be used for determining the interest payments on the floating rate loans.  Realized gains and losses on the derivative instruments are recorded as an adjustment to interest expense.   As of June 30, 2003, the fair value of the interest rate swap and cap was NOK (26.5) million.

Foreign Currency Derivatives

The Group has debt outstanding denominated in Euro, which exposes the Company to foreign exchange rate risk.  The Group utilizes foreign currency forward agreements to protect the exchange rate to be used for interest payments due on the Euro-denominated senior notes. Realized gain and losses on the derivative instruments are recorded as an adjustment to interest expense.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis together with the audited consolidated historical financial statements and the notes explaining those financial statements for each of the three years ended December 31, 2002.

The information contained in the review set forth below includes forward-looking statements that involve risk and uncertainties.

This review is based on the unaudited historical financial statements for each of the three months and six months ended June 30, 2002 and 2003.

Overview

General

We are the leading provider of classified advertising directories in Norway. We publish over 100 different directories in Norway. We distribute our classified advertising directories in Norway through various distribution media, including printed directories, Internet-based directories, Talking Yellow Pages, CD-ROM products and SMS. We also publish a wide variety of directories in nine other European countries.

Geographic segmentation of our business

We conduct our operations both in Norway and internationally, and we regard our operations in Norway, which we refer to as “Directories—Norway,” and our international operations as our two business segments for financial reporting purposes.

Under the terms of the exchange notes, our Restricted Subsidiaries (as defined in the indenture governing the exchange notes) comprise only our Norwegian subsidiaries and exclude our current international subsidiaries. This means that compliance with the covenants will be determined based solely on the results of operations and financial condition of our Directories—Norway segment and that only the assets of our Directories—Norway segment will support current payments under the exchange notes. In addition, the terms of the initial notes, the exchange notes, the subordinated deferred interest notes and the senior credit facilities limit our ability to invest additional funds in our international operations.

Since 1995, we have pursued a strategy of expanding our international operations through acquisitions of independent directory publishers and joint ventures and partnerships with incumbent operators. Our international operations have operated at a loss in the years 2000-2002, reflecting the lower market penetration rate, greater competition and lower degree of development of these operations compared to our operations in Norway. The Group anticipates completing the legal transfer of the International Operations from out of the Group in the second half of 2003. However, we anticipate that the operating results of International Operations will continue to have a negative impact on our consolidated financial results. For a geographical breakdown of key profit and loss items by segment during the period under review, see Note 2 of the notes to our unaudited consolidated financial statements.

Results of operations

The following tables summarize our results of operations for the quarter and six months ended June 30, 2002 and 2003:

	Consolidated Group	Percent of Operating Revenue	Directories-Norway	% of Operating Revenue	International Operations	Percent of Operating Revenue
	NOK		NOK		NOK
	(in thousands, except for percentages)
Three Months Ended June 30, 2002
Operating revenue	490,613	100.0%	368,696	100.0%	121,917	100.0%
Cost of materials and printing	62,192	12.7%	30,467	8.3%	31,725	26.0%
Salaries and personnel costs	173,773	35.4%	114,028	30.9%	59,745	49.0%
Other operating expenses	201,575	41.1%	140,731	38.2%	60,844	49.9%
Depreciation and amortization	160,792	32.8%	137,861	37.4%	22,931	18.8%
Total operating expenses	598,332	122.0%	423,087	114.8%	175,245	143.7%
Operating profit (loss) (1)	(107,504)	-21.9%	(54,391)	-14.8%	(53,113)	-43.6%
EBITDA (2)	53,288	10.9%	83,470	22.6%	(30,182)	-24.8%

Six Months Ended June 30, 2002
Operating revenue	1,002,509	100.0%	845,417	100.0%	157,092	100.0%
Cost of materials and printing	114,384	11.4%	75,591	8.9%	38,793	24.7%
Salaries and personnel costs	307,576	30.7%	209,842	24.8%	97,734	62.2%
Other operating expenses	452,490	45.1%	353,507	41.8%	98,983	63.0%
Depreciation and amortization	317,569	31.7%	272,111	32.2%	45,458	28.9%
Total operating expenses	1,192,019	118.9%	911,051	107.8%	280,968	178.9%
Operating profit (loss) (1)	(189,295)	-18.9%	(65,634)	-7.8%	(123,661)	-78.7%
EBITDA (2)	128,274	12.8%	206,477	24.4%	(78,203)	-49.8%

Three Months Ended June 30, 2003
Operating revenue	522,475	100.0%	396,947	100.0%	125,528	100.0%
Cost of materials and printing	51,308	9.8%	26,507	6.7%	24,801	19.8%
Salaries and personnel costs	154,067	29.5%	88,655	22.3%	65,412	52.1%
Other operating expenses	139,728	26.7%	90,622	22.8%	49,106	39.1%
Depreciation and amortization	125,470	24.0%	110,771	27.9%	14,699	11.7%
Total operating expenses	470,573	90.1%	316,555	79.7%	154,018	122.7%
Operating profit (loss) (1)	51,928	9.9%	80,392	20.3%	(28,464)	-22.7%
EBITDA (2)	177,398	34.0%	191,163	48.2%	(13,765)	-11.0%

Six Months Ended June 30, 2003
Operating revenue	1,063,781	100.0%	907,973	100.0%	155,808	100.0%
Cost of materials and printing	95,917	9.0%	68,419	7.5%	27,498	17.6%
Salaries and personnel costs	288,544	27.1%	196,540	21.6%	92,004	59.0%
Other operating expenses	274,497	25.8%	194,591	21.4%	79,906	51.3%
Depreciation and amortization	269,652	25.3%	240,356	26.5%	29,296	18.8%
Total operating expenses	928,610	87.3%	699,906	77.1%	228,704	146.8%
Operating profit (loss) (1)	135,222	12.7%	208,067	22.9%	(72,845)	-46.8%
EBITDA (2)	404,874	38.1%	448,423	49.4%	(43,549)	-28.0%

(1)          Operating profit (loss) includes gains on disposal of fixed assets and operations.

(2)          “EBITDA” is a non-GAAP measure for the financial performance of our respective business areas. Management defines EBITDA as operating profit before depreciation and amortization. Management believes that, besides operating profit (loss), EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the classified advertising directories industry. Accordingly, EBITDA is presented to enhance the understanding of our historical operating performance. Our senior note indenture also requires that we include EBITDA in our filings with the Securities and Exchange Commission to the extent such information is permitted by the rules of the SEC. EBITDA, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. EBITDA is not a measure of financial performance under Norwegian GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA is not meant to be predictive of potential future results.

The following is a reconciliation of EBITDA by operating segment to total operating profit (loss):

	Three Months Ended		Six Months Ended
	2002	2003	2002	2003
	(in NOK thousands)
EBITDA (2)
Directories-Norway	83,470	191,163	206,477	448,423
International Group	(30,182)	(13,765)	(78,203)	(43,549)
Total reportable segments	53,288	177,398	128,274	404,874
Depreciation and amortization	160,792	125,470	317,569	269,652
Total operating profit	53,288	177,398	128,274	404,874

Three months ended June 30, 2002 versus three months ended June 30, 2003

Operating revenue

General. Consolidated operating revenue increased 6.5% from NOK 490.6 million in 2002 to NOK 522.5 million in 2003, due to a 7.7% increase in Directories—Norway and a 3.0% increase in International Operations.

Directories—Norway.  Operating revenue from Directories—Norway increased from NOK 368.7 million in 2002 to NOK 396.9 million in 2003. Excluded from revenue in 2002, was NOK 11.0 million of revenue deferred prior to TPG’s acquisition of Findexa. See Findexa’s 2002 Form 20-F for details regarding revenue excluded and other purchase accounting adjustments in 2002. Excluding the adjustment discussed above, operating revenue in 2003 increased 4.6%, or NOK 17.3 million, which is primarily attributable to sales of listings.

International Operations.  Operating revenue from International Operations increased from NOK 121.9 million in 2002 to NOK 125.5 million in 2003. In Western Europe, operating revenues increased 4.4%, or NOK 3.6 million. The increase in revenue is primarily attributable to internet revenue and the introduction of new products during the second half of 2002 and partially offset by timing differences in the distribution plan. Operating revenue in Central Europe increased by 11.0%, or NOK 0.7 million, mainly due to timing differences in the distribution plan. Our operations in Eastern Europe experienced a decrease in operating revenue of 2.3%, or NOK 0.8 million, mainly attributable to a directory phased out in 2003 and partially offset by timing differences in the distribution plan.

Cost of materials and printing

General.  Consolidated cost of materials and printing decreased 17.5% from NOK 62.2 million in 2002 to NOK 51.3 million in 2003 and, as a percentage of consolidated operating revenue, decreased from 12.7% in 2002 to 9.8% in 2003. Changes in cost of materials and printing in 2003 compared with 2002 principally reflected a decrease of 13.0% and 21.8% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Cost of materials and printing attributable to Directories-Norway decreased from NOK 30.5 million (or 8.3% of operating revenue) in 2002 to NOK 26.5 million (or 6.7% of operating revenue) in 2003. The reduction in costs in 2003 is primarily driven by new supplier contracts as well as a reduced number of directories and pages printed reflecting a more selective distribution of directories in certain areas and more cost-effective directory layouts.

International Operations.  Cost of materials and printing in International Operations decreased 21.8%, from NOK 31.7 million in 2002 to NOK 24.8 million in 2003. The decrease is primarily attributable to timing differences in the distribution plan and increased operating revenue from electronic products, which have a lower cost of sales as a percentage of revenue than print products.

Salaries and personnel costs

General.  Consolidated salaries and personnel costs decreased 11.3% from NOK 173.8 million in 2002 to NOK 154.1 million in 2003, reflecting a 22.3% decrease in Directories—Norway and a 9.5% increase in International Operations.

Directories—Norway. Salaries and personnel costs were NOK 88.7 million for the second quarter of 2003, a 22.3% decrease over the same period in 2002. The reduction in costs is primarily attributable to the implementation of a restructuring plan, announced in 2002, which resulted in a reduction in headcount.

International Operations. Salaries and personnel costs in International Operations increased from NOK 59.7 million in 2002 to NOK 65.4 million in 2003, mainly attributable to an allocation of salaries and personnel costs relating to Group administration staff.

Other operating expenses

General.  Other operating expenses decreased 30.7% from NOK 201.6 million in 2002 to NOK 139.7 million in 2003, due to decreases of 35.6% and 19.3% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Other operating expenses were NOK 90.6 million for the second quarter of 2003, a 35.6% decrease over the same period in 2002. Adjusting for NOK 32.9 million of purchase price adjustments made in 2002 other operating expenses decreased 15.9%, which is primarily attributable to reduced rental expense on the Group’s new headquarters, lower travel expenses and a reduction in the use of external consultants.

International Operations. Other operating expenses in International Operations decreased 19.3%, or NOK 11.7 million, from NOK 60.8 million in 2002 to NOK 49.1 million in 2003. The decease is mainly due to purchase price adjustments, totaling NOK 12.2 million made in 2002.

Depreciation and amortization

Depreciation and amortization decreased from NOK 160.8 million in 2002 to NOK 125.5 million in 2003, resulting primarily from the impairment of goodwill in 2002, which reduced its amortizable carrying value for 2003.

Operating profit

General.  Operating profit was NOK 51.9 million in 2003 compared to an operating loss of NOK 107.5 million in 2002, reflecting significant improvements in both reporting segments.

Directories—Norway.  Operating profit was NOK 80.4 million for the quarter as compared to a NOK 54.4 operating loss for the same period in 2002, primarily attributable to purchase price adjustments in 2002, reduced salaries and personnel costs resulting from the restructuring plan and lower costs of printing and materials.

International Operations. The operating loss of International Operations decreased from NOK 53.1 million in 2002 from NOK 28.5 million in 2003, mainly due to better contribution margins and decreased amortization of goodwill, which was impaired in the fourth quarter of 2002.

Income from associated companies

Our associated company, DM Huset AS is a Norwegian supplier of databases of business and consumer addresses. Income from DM Huset AS in 2003 remained the same, NOK 1.3 million, as in 2002.

Financial income

Financial income decreased from NOK 62.6 million in 2002 to NOK 35.8 million in 2003, principally reflecting a stronger euro in 2003 in connection with our Euro-denominated loans. Partially offsetting the decrease in financial income was a NOK 16.4 million dividend from our associated company, DM Huset AS.

Financial expenses

Financial expenses increased from NOK 155.9 million in 2002 to NOK 208.1 million in 2003, principally due to a weaker Norwegian krone, resulting in foreign currency losses on our Euro-denominated loans in 2003.  In 2002, the Norwegian krone was stronger against the euro resulting in foreign currency gains.

Tax expenses

The Group’s tax benefit was NOK 17.4 million in 2003 versus a tax benefit of NOK 45.3 million in 2002. Our effective tax rate was 14.7% in 2003 as compared to 22.7% in 2002. While permanent differences, such as non-deductible goodwill amortization and forecasted losses from foreign subsidiaries, have decreased from 2002 to 2003, they have increased in proportion of pre-tax income, resulting in a lower effective tax rate in 2003.

Net income(loss)

Consolidated net loss decreased NOK 51.8 million from NOK 153.4 million in 2002 compared to NOK 101.6 million in 2003, as a result of the factors described above.

Six months ended June 30, 2002 versus Six months ended June 30, 2003

Operating revenue

General.  Consolidated operating revenue increased 6.1% from NOK 1,002.5 million in 2002 to NOK 1,063.8 million in 2003, due to a 7.4% increase in Directories—Norway offset by a 0.8% decrease in International Operations.

Directories—Norway.  Operating revenue from Directories—Norway increased from NOK 845.4 million in 2002 to NOK 908.0 million in 2003, principally due to NOK 22.7 million in timing differences  in the distribution of one Ditt District directory and the exclusion of NOK 30.3 million of revenue deferred prior to TPG’s acquisition of Findexa. Excluding the adjustments discussed above, operating revenue increased 1%, reflecting a continued weak media market.

International Operations.  Operating revenue from International Operations nominally decreased from NOK 157.1 million in 2002 to NOK 155.8 million in 2003. In 2002, operating revenue included NOK 12.4 million in operating revenue from our Spanish operations, which have been discontinued. Operating revenue from continuing operations increased 7.7%, or NOK 11.1 million, from 2002 to 2003, primarily attributable to continued growth in Western Europe. In Western Europe, operating revenues from continuing operations increased 10.5%, or NOK 10.2 million, primarily from the introduction of new products during the second half of 2002. Operating revenue in Central Europe increased by 3.6%, or NOK 0.4 million, mainly due to increased pricing and volume and partially offset by a timing difference in the distribution plan. Our operations in Eastern Europe experienced an increase in operating revenue of 1.6%, or NOK 0.6 million, mainly attributable to NOK 2.9 million in volume growth in print and on-line products and NOK 2.7 million in timing differences in directory distribution and partially offset by NOK 4.9 million from portfolio changes.

Cost of materials and printing

General.  Consolidated cost of materials and printing decreased 16.1% from NOK 114.4 million in 2002 to NOK 95.9 million in 2003 and, as a percentage of consolidated operating revenue, decreased from 11.4% in 2002 to 9.0% in 2003. Changes in cost of materials and printing in 2003 compared with 2002 principally reflected a decrease of 9.5% and 29.1% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Cost of materials and printing attributable to Directories-Norway decreased from NOK 75.6 million (or 8.9% of operating revenue) in 2002 to NOK 68.4 million (or 7.5% of operating revenue) in 2003. The reduction in costs from 2002 is primarily driven by new supplier contracts as well as a reduced number of directories and pages printed reflecting a more selective distribution of directories in certain areas and more cost-effective directory layouts. However, distribution timing differences increased costs by NOK 2.2 million. After adjusting for distribution timing differences, cost of materials and printing decreased 12.3%, or NOK 9.3 million, of which NOK 6.9 million was attributed to the cost of paper. A reduction in printing costs attributed to the remaining decrease in cost of materials and printing.

International Operations.  Cost of materials and printing in International Operations decreased from NOK 38.8 million in 2002 to NOK 27.4 million in 2003. Included in the costs for 2002 was NOK 3.2 million from our Spanish operations which have been discontinued. Cost of materials and printing, excluded discontinued operations, deceased 23.0%, from 2002 to 2003. The decrease is primarily attributable to timing differences in the distribution of directories, a more selective distribution of directories and increased operating revenue from electronic products, which have a lower cost of sales as a percentage of revenue than print products.

Salaries and personnel costs

General.  Consolidated salaries and personnel costs decreased 6.2% from NOK 307.6 million in 2002 to NOK 288.5 million in 2003, reflecting a 6.3% decrease in Directories—Norway and a 5.9% decrease in  International Operations.

Directories—Norway.  Salaries and personnel costs decreased 6.3% to NOK 196.5 million for the first six months of 2003. The reduction in costs is primarily attributable to the implementation of a restructuring plan, announced in 2002, which reduced headcount.

International Operations.  Salaries and personnel costs in International Operations decreased from NOK 97.7 million in 2002 to NOK 92.0 million in 2003. Costs in 2003 were at the same level as in 2002, when excluding our discontinued Spanish operations.

Other operating expenses

General.  Other operating expenses decreased 39.3% from NOK 452.5 million in 2002 to NOK 274.5 million in 2003, due to decreases of 45.0% and 19.3% in Directories—Norway and International Operations, respectively.

Directories—Norway.  Other operating expenses were NOK 194.6 million for the first six months of 2003, a 45.0% decrease over the same period in 2002. In 2002, NOK 151.5 million related to an increase in the carrying amount to fair value of directories in progress as part of the purchase price allocation for TPG’s acquisition of Findexa. After adjusting for the effects of the purchase price adjustments, there has been a decrease in other operating expenses of NOK 7.4 million (or 3.5%) for 2003 compared 2002. The decrease in other operating expenses in 2003 is mainly due to a reduction of rent expense on our new headquarters, lower consultancy expense and reduced travel and travel allowances expenses, and partially offset by timing differences in the distribution plan.

International Operations. Other operating expenses in International Operations decreased 19.3% from NOK 99.0 million in 2002 to NOK 79.9 million in 2003. When adjusting for the effect of purchase accounting adjustments and discontinued operations operating expenses in the first six months of 2003 remained at the same level as in 2002.

Depreciation and amortization

Depreciation and amortization decreased from NOK 317.6 million in 2002 to NOK 269.7 million in 2003, a 15.1% decrease, which is primarily attributable to the NOK 295.0 million impairment of goodwill during 2002, which reduced the carrying value of goodwill for 2003.

Operating profit

General.  Operating profit for the first six months of 2003 was 135.2 million compared to an operating loss of NOK 189.3 million in 2002, reflecting significant improvements in both segments.

Directories—Norway.  Operating profit was NOK 208.1 million in 2003 as compared to a NOK 65.6 million operating loss in 2002, primarily attributable to purchase price adjustments in 2002 impacting operating revenue and expenses, a 1% increase in operating revenue, lower rental expense the Group’s new headquarter and a reduction in costs of printing and materials.

International Operations. The operating loss of International Operations decreased to NOK 72.8 million in 2003 from NOK 123.7 million in 2002, mainly due to better contribution margins and decreased amortization of goodwill, which was impaired in the forth quarter of 2002.

Income from associated companies

Our associated company, DM Huset AS is a Norwegian supplier of databases of business and consumer addresses. Income from DM Huset AS increased from NOK 2.1 million in 2002 to NOK 3.3 million in 2003.

Financial income

Financial income decreased from NOK 115.0 million in 2002 to NOK 51.1 million in 2003, principally reflecting a stronger euro in 2003 in connection with our Euro-denominated loans. Partially offsetting the decrease in financial income was a NOK 16.4 million dividend from our associated company, DM Huset AS.

Financial expenses

Financial expenses increased from NOK 310.7 million in 2002 to NOK 466.3 million in 2003, principally due to a weaker Norwegian krone, resulting in foreign currency losses on our Euro-denominated loans in 2003. In 2002, the Norwegian krone was stronger against the euro resulting in foreign currency gains.

Tax expenses

The Group’s tax benefit was NOK 40.6 million in 2003, a decrease of 53.4% from 2002. Our effective tax rate was 22.7% in 2002 as compared to 14.7% in 2003. While permanent differences, such as non-deductible goodwill amortization and forecasted losses from foreign subsidiaries, have decreased from 2002 to 2003, they have increased in proportion of pre-tax income, resulting in a lower effective tax rate in 2003.

Net income (loss)

Consolidated net loss decreased by 58.0 million to NOK 236.0 million in 2003, as a result of the factors described above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Findexa II AS
(Registrant)

Date: AUGUST 14, 2003	By:	/s/ Erik Dahl
Name: Erik Dahl
Title: Chief Financial Officer